EXHIBIT 11.1
CARRIAGE SERVICES, INC.
COMPUTATION OF PER SHARE EARNINGS
(unaudited and in thousands, except per share data)
     Earnings per share for the three and nine months ended September 30, 2006 and 2007 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods as prescribed by SFAS 128. The following table sets forth the computation of the basic and diluted earnings per share for the three and nine month periods ended September 30, 2006 and 2007, in thousands except for earnings per share:

	Three months		Nine months
	ended September 30,		ended September 30,
	2006	2007	2006	2007
Net income (loss) from continuing operations	$(500)	$732	$2,333	$5,636
Income (loss) from discontinued operations	(65)	(38)	(3,930)	432

Net income (loss)	$(565)	$694	$(1,597)	$6,068

Weighted average number of common shares outstanding for basic EPS computation	18,563	19,117	18,531	18,949
Effect of dilutive securities:
Stock options	—	469	365	490

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	18,563	19,586	18,896	19,439

Basic earnings (loss) per common share (a):
Continuing operations	$(0.03)	$0.04	$0.13	$0.30
Discontinued operations	—	—	(0.21)	0.02

Net income (loss)	$(0.03)	$0.04	$(0.08)	$0.32

Diluted earnings (loss) per common share (a):
Continuing operations	$(0.03)	$0.04	$0.12	$0.29
Discontinued operations	—	—	(0.21)	0.02

Net income (loss)	$(0.03)	$0.04	$(0.09)	$0.31

     Options to purchase 0.9 million shares were not included in the computation of diluted earnings per share for the three months ended September 30, 2006, because the effect would be antidilutive and an additional 0.4 million share were also not included because the exercise prices were greater than the average market price of the common shares during the quarter.
     Options to purchase 0.4 million shares were not included in the computation of diluted earnings per share for the nine month period ending September 30, 2006, because the exercise prices were greater than the average market prices during the period.
     Options to purchase approximately 0.03 million shares and 0.1 million shares were not included in the computation of diluted earnings per share for the three and nine months ended September 30, 2007, respectively, because the exercise prices were greater than the average market prices during the periods.
     The convertible junior subordinated debenture is convertible into 4.6 million shares of common stock and is not included in the computation of diluted earnings per share because the effect would be antidilutive.
     (a) Earnings per share are computed independently for each category of earnings presented. Therefore, the sum of earnings (loss) per share from continuing and discontinued operations may not equal net income (loss) per share due to rounding.